United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 0-31983

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

Garmin International, Inc. Retirement Plan

c/o Garmin International, Inc.

1200 East 151st Street

Olathe, KS 66062

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Garmin Ltd.

Mühlentalstrasse 2

8200 Schaffhausen

Switzerland

Garmin International, Inc.

Retirement Plan

Financial Statements and

Supplementary Information

December 31, 2013 and 2012, and the

Years Ended December 31, 2013 and 2012

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Garmin International, Inc. Audit Committee

Garmin International, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Garmin International, Inc. Retirement Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Leawood, Kansas

June 11, 2014

3

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

	2013	2012
Assets
Cash and cash equivalents	$235,189	$22,091

Investments at fair value:
Mutual funds	326,553,025	240,191,140
Common collective trusts	74,892,170	55,432,699
Self directed brokerage accounts	10,977,422	7,711,788
Garmin Ltd. common stock	25,892,002	24,139,223
	438,314,619	327,474,850

Receivables:
Participant contributions	698,156	330
Employer contributions	906,675	1,047
Notes receivable from participants and interest	4,797,170	4,048,456
Total receivables	6,402,001	4,049,833

Total Assets	444,951,809	331,546,774

Net assets reflecting all investments at fair value	444,951,809	331,546,774

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(254,478)	(593,290)

Net assets available for benefits	$444,697,331	$330,953,484

See accompanying notes.

4

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2013 and 2012

	2013	2012
Additions
Investment income:
Net appreciation in fair value of investments	$65,145,300	$29,713,089
Dividends and interest from investments	12,655,511	8,413,094
Total investment income	77,800,811	38,126,183

Interest on notes receivable from participants	166,292	142,938

Contributions:
Participant	22,258,510	18,862,168
Employer	26,573,874	21,914,602
Rollover	2,842,023	1,587,136
Total contributions	51,674,407	42,363,906

Total additions	129,641,510	80,633,027

Deductions
Benefits paid to participants	16,022,767	9,229,089
Administrative Fees	113,060	124,845

Total deductions	16,135,827	9,353,934

Transfers into the Plan	238,164	3,254,904

Net increase	113,743,847	74,533,997

Beginning of year	330,953,484	256,419,487

End of year	$444,697,331	$330,953,484

See accompanying notes.

5

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The Garmin International, Inc. Retirement Plan (the Plan), formerly known as the Garmin International, Inc. 401 (k) and Pension Plan, is a contributory defined contribution plan available to full-time employees of Garmin International, Inc. (the Company), a wholly owned subsidiary of Garmin Ltd. The adopting employers of the Plan are Garmin AT, Inc., Digital Cyclone, Inc., Garmin North America, Inc., Tri-Tronics, Inc., and Garmin USA, Inc. (Employers). Garmin Ltd. and international subsidiary employees are excluded from participating in the Plan. Effective March 28, 2012, employees of Garmin Santa Cruz, Inc. are excluded from participating in the Plan. Also, effective January 1, 2013, associates in the internship program are excluded from participating in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by Garmin International, Inc. The Company has overall responsibility for the operation and administration of the Plan. The Company determines the Plan’s investment offerings, monitors investment performance and reports to the Board of Directors of Garmin Ltd.

Employees must be 21 years of age or older and effective January 1, 2013, employees must be credited with at least a 45-day period of service to be eligible to make deferral contributions to the Plan and receive the employer match and pension contributions. Once eligible employees have satisfied the age and service requirements they will receive the employer match and pension contributions on the first day of the payroll period that coincides with or next follows the date that the requirements were satisfied. Prior to January 1, 2013, eligible employees were immediately able to make deferral contributions to the Plan rather than achieve 45 days of service. Once an eligible employee had completed three months of service with the Company, they began receiving employer match and pension contributions on either January 1 or July 1 following fulfillment of the service requirement.

Eligible employees may contribute up to 50% of their annual compensation subject to Internal Revenue Code (the Code) maximum limitations. Participants are allowed to designate contributions as traditional (pre-tax) or Roth (after tax) contributions. The Company matches 75% of each participant’s contributions up to 10% of the employee’s eligible compensation. Additional discretionary contributions may be made to all eligible employees of the Company.

Participants become fully vested in employer matching contributions after five years of continuous service. The vesting percentages are as follows: 0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years of continuous service. Participants will have a 100% vested interest in their account upon reaching normal retirement age, upon death while still a participant in the Plan, or upon suffering a qualifying disability while still a participant in the Plan.

For the years ended December 31, 2013 and December 31, 2012, the pension contribution was equal to 2% of each participant’s eligible compensation. Effective January 1, 2013, participants become fully vested in pension contributions and any other discretionary profit-sharing contributions after five years of continuous service. The vesting percentages are as follows: 20% through one year of service, 40% after two years, 60% after three years, 80% after four years, and 100% after five years. Participants do not need to be enrolled in the Plan to receive pension contributions. For the 2012 Plan year, participants became fully vested in pension contributions and any other discretionary profit-sharing contributions after six years of continuous service. The vesting percentages were as follows: 0% through two years of service, 20% after two years, 40% after three years, 60% after four years, 80% after five years, and 100% after six years.

6

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan (continued)

The employers made additional discretionary contributions (Safe Harbor base contributions) to the Plan during the 2013 and 2012 plan years. For any plan year in which the employers elect to make this type of contribution it will be equal to at least 3% of each eligible participant’s compensation and will be 100% vested at all times. Participants will be notified before the beginning of each Plan year that this type of contribution will be made. Eligible employees must be at least 21 years of age and be credited with at least 45-days of eligible service. Eligible employees will receive Safe Harbor base contributions on the first day of the payroll period that coincides with or next follows the date after the requirements are satisfied. For the 2012 plan year, once eligible employees had completed three months of service with the Company, they began receiving employer match and pension contributions on either January 1 or July 1 following fulfillment of the service requirement.

The nonvested balance of terminated participants’ account balances is forfeited, and such forfeitures serve to reduce future employer contributions and pay Plan administrative fees. The Plan used $772,012 and $573,299 in forfeiture funds to reduce employer contributions in 2013 and 2012, respectively. Additionally, the Plan used $3,365 and $44,534 in forfeitures to pay administrative fees in 2013 and 2012, respectively. The Plan retained $10,000 and $130,380 in forfeitures as of December 31, 2013 and 2012, respectively.

Certain other discretionary employer contributions to the Plan are at the sole discretion of the Company’s Board of Directors.

Effective January 1, 2013, the Plan was amended to change the definition of compensation. Holiday, anniversary, sign on, and incentive bonuses are excluded from eligible compensation.

Each participant’s account is credited with the participant’s contribution and allocations of (a) employer contributions and, (b) plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Under provisions of the Plan, participants direct the investment of their contributions into one or more of the investment accounts available.

7

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan (continued)

Participants may borrow from the Plan in the form of a participant note receivable, which is limited to the amount the participant may borrow without being treated as a taxable distribution. The note receivable and any outstanding balance may not exceed 50% of the participant’s vested account balance, not including discretionary profit-sharing contributions or merged Garmin International, Inc. pension contribution balances, or $50,000, whichever is less. The vested account balance provides the security for the note receivable, and the participant’s account may not be used as security for a note receivable outside of the Plan. Additionally, note receivables must be repaid with interest within five years from the inception date unless the note receivable is used to acquire the participant’s principal residence. The note receivable may be repaid before it is due.

Upon termination of employment with the Company, participants have various distribution options for receiving their benefits. If the participant’s balance is greater than $5,000 the participant may choose between a lump sum distribution or to receive payment in installments (monthly, quarterly, semi-annual or annual payments). If the participant’s balance is less than $5,000 a lump sum distribution is required. A lump sum distribution may be made in the form of a rollover IRA or cash. If the participant’s balance is less than $1,000 the lump sum distribution must be in cash.

Although the Company has not expressed any intent to do so, it has the right under the Plan provisions to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their benefits. Additional information about the Plan and its vesting and withdrawal provisions is contained in the Summary Plan Description, Garmin International, Inc. Retirement Plan.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Plan.

Basis of Accounting

The financial statements are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

As described in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962-205, investment contracts held by defined contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, the T. Rowe Price Stable Value Common Trust Fund (Trust), which is fully benefit-responsive. As required by FASB ASC 962-205, the statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value. The fair value of the Plan’s interest in the T. Rowe Price Stable Value Common Trust Fund is based on the Net Asset Value (NAV) reported by the issuer of the common collective trust. The contract value of the Trust represents contributions plus earnings, less participant withdrawals and administrative expenses. The investment objectives are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment. The Trust will attempt to achieve these objectives by investing principally in guaranteed investment contracts (GICs) issued by insurance companies; investment contracts issued by banks (BICs); structured or synthetic investment contracts (SICs) issued by banks, insurance companies, and other issuers, as well as the securities supporting such SICs (underlying assets); separate account contracts (SACs); and other similar instruments that are intended to maintain a constant net asset value while permitting participant initiated, benefit-responsive withdrawals for certain events (collectively, investment contracts). The existence of certain conditions can limit the Trust’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or a unit holder, and certain Trust amendments if the issuers’ consent is not obtained. As of December 31, 2013, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

8

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Individual participant accounts for the common collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets of the common collective trust, but do have an interest therein represented by units valued daily. The common collective trusts earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each common collective trust are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

9

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Certain expenses of the Plan are paid by the Company and are not included in the statements of changes in net assets available for benefits. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Certain investment management and administration expenses paid to T. Rowe Price are included as a reduction of the net appreciation in fair value of investments. The Plan used $90,821 and $59,045 of proceeds from a revenue sharing arrangement to pay administrative fees in 2013 and 2012, respectively.

3. Investments

The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	December 31
	2013	2012
Fair value as determined by quoted market price:
Common Stock:
Garmin Ltd. Common Stock	$25,892,002	$24,139,223
Mutual Funds:
T. Rowe Price Retirement 2020 Fund	*	16,998,145
T. Rowe Price Retirement 2030 Fund	38,039,127	27,104,355
T. Rowe Price Retirement 2040 Fund	76,492,859	54,083,078
Vanguard Institutional Index Fund	27,779,983	17,836,455

* At December 31, 2013, the fair value of this fund was not five percent or more of the Plan’s net assets.

10

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3. Investments (continued)

The Plan’s investments were held by T. Rowe Price Trust Company at December 31, 2013 and 2012. During 2013 and 2012, the Plan’s investments (including investments bought and sold, as well as held, during the year) appreciated in fair value by $65,145,300 and $29,713,089, respectively, as presented in the following table:

	Years Ended December 31
	2013	2012
Mutual Funds	$46,221,199	$25,247,428
Common Collective Trusts	14,586,205	3,329,513
Self Directed Brokerage Accounts	1,132,459	530,857
Garmin Ltd. Common Stock	3,205,437	605,291
	$65,145,300	$29,713,089

4. Fair Value Measurements

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	One or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

11

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4. Fair Value Measurements (continued)

The Plan’s investments are stated at fair value. Following is a description of the valuation methodologies used:

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate bonds: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Common collective trust funds: Valued at the NAV of units of a bank collective trust or its equivalent. The NAV, as provided by T. Rowe Price, is used as a practical expedient to estimating fair value. The NAV is based on the fair value of the underlying investments held by the respective trust less its liabilities. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

12

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 and 2012.

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Target Date Funds	$168,102,077	$-	$-	$168,102,077
Growth Funds	33,992,135	-	-	33,992,135
Value Funds	35,860,282	-	-	35,860,282
Moderate Funds	63,060,545	-	-	63,060,545
Bond Funds	15,555,114	-	-	15,555,114
Emerging Market Funds	6,096,205	-	-	6,096,205
REIT Funds	3,886,667	-	-	3,886,667
Common Collective Trusts:
Growth Funds	-	38,226,311	-	38,226,311
Value Funds	-	18,456,289	-	18,456,289
Stable Value Fund	-	-	18,209,570	18,209,570
Self Directed Brokerage Accounts:
Common Stocks	5,082,156	-	-	5,082,156
Mutual Funds	5,655,441	-	-	5,655,441
Corporate Bonds	104,981	134,844	-	239,825
Garmin Ltd.
Common Stock	25,892,002	-	-	25,892,002

Total investments at fair value	$363,287,605	$56,817,444	$18,209,570	$438,314,619

13

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4. Fair Value Measurements (continued)

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Target Date Funds	$118,809,457	$-	$-	$118,809,457
Growth Funds	23,844,391	-	-	23,844,391
Value Funds	28,620,588	-	-	28,620,588
Moderate Funds	41,560,871	-	-	41,560,871
Bond Funds	17,290,105	-	-	17,290,105
Emerging Market Funds	6,543,875	-	-	6,543,875
REIT Funds	3,521,853	-	-	3,521,853
Common Collective Trusts:
Growth Funds	-	27,146,975	-	27,146,975
Value Funds	-	13,891,773	-	13,891,773
Stable Value Fund	-	-	14,393,951	14,393,951
Self Directed Brokerage Accounts:
Common Stocks	3,447,108	-	-	3,447,108
Mutual Funds	3,989,976	-	-	3,989,976
Corporate Bonds	135,516	139,188	-	274,704
Garmin Ltd.
Common Stock	24,139,223	-	-	24,139,223

Total investments at fair value	$271,902,963	$41,177,936	$14,393,951	$327,474,850

14

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4. Fair Value Measurements (continued)

The following table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2013 and 2012:

	Level 3 Investments
	Stable Value Fund
	Years Ended December 31,
	2013	2012
Balance, beginning of year	$14,393,951	$10,989,447
Dividends	349,845	285,595
Unrealized gains (losses) relating to instruments still held at the reporting date	(338,812)	210,037
Purchases	4,829,202	3,400,125
Sales	(1,024,616)	(491,253)
Balance, end of year	$18,209,570	$14,393,951

15

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5. Net Asset Value (NAV) Per Share

The following table as of December 31, 2013 and 2012 sets forth a summary of the Plan’s investments with a reported NAV.

Investments	Fair Value* 12/31/2013	Fair Value* 12/31/2012	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common Collective Trusts

T. Rowe Price Stable Value Common Trust Fund (a)	$18,209,570	$14,393,951	$-	Daily	12 months**

T. Rowe Price Equity Income Trust	$18,456,289	$13,891,773	$-	Daily	90 days

T. Rowe Price Growth Stock Trust	$21,839,366	$15,557,747	$-	Daily	90 days

T. Rowe Price U.S. Mid-Cap Growth Equity Trust	$16,386,945	$11,589,228	$-	Daily	90 days

*	The fair value of the investments has been estimated using the net asset value of the investment.
**	Units can be redeemed on a daily basis to meet benefit payments and other participant-initiated withdrawals.
(a)	See note 2 for further details on the stable value fund.

6. Income Tax Status

The underlying prototype nonstandardized plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2007-6 and Announcement 2001-77, Garmin International, Inc. has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Although, the Plan has been amended since receiving the opinion letter, the Plan Administrative Committee and Plan Administrator believe that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Code.

16

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

6. Income Tax Status (continued)

The Plan believes it has maintained its tax status and has not identified any tax positions which are considered to be uncertain. The Plan files income tax returns in the U.S. federal jurisdiction and is no longer subject to income tax examinations by tax authorities for years before 2010.

7. Related Party Transactions and Parties-in-interest Transactions

Certain Plan investments are shares of mutual funds and common collective trusts managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Investment management and shareholder servicing fees paid on these funds and all other funds to T. Rowe Price are recorded as a reduction of net appreciation in fair value of investments, as they are paid through a revenue sharing arrangement, rather than a direct payment. For the years ended December 31, 2013 and 2012, the Plan received amounts totaling $216,859 and $73,933 under the revenue sharing arrangement. At December 31, 2013 and 2012, the Plan had balances available in the amount of $153,429 and $27,390 to pay future administrative expenses or to allocate to participants as a result of the revenue sharing arrangement. The Plan made direct payments to the third party administrator of $15,874 and $20,515 for the years ended December 31, 2013 and 2012, respectively. The Company pays directly any other fees related to the Plan’s operations.

Certain Plan investments are shares of Garmin Ltd. common stock. Garmin International, Inc. is the Plan sponsor; therefore, these transactions are considered party-in-interest transactions. Certain receivables are loans to participant employees of the Company, and therefore these transactions are considered party-in-interest transactions.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

17

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

9. Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits as reflected in the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$444,697,331	$330,953,484
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	254,478	593,290
Net assets available for benefits per Schedule H of the Form 5500	$444,951,809	$331,546,774

The following is a reconciliation of net increase as reflected in the financial statements to the Form 5500:

	Years Ended December 31,
	2013	2012
Net increase per financial statements before transfers into the Plan	$113,505,683	$71,279,093
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(338,812)	210,037
Net increase before transfers into the Plan	113,166,871	71,489,130
Transfers into the Plan	238,164	3,254,904
Net increase per Schedule H of the Form 5500	$113,405,035	$74,744,034

10. Transfers into Plan

During 2013 the remaining assets of the Tri-Tronics, Inc. 401(k) Savings Plan were transferred into the Plan in the amount of $238,164. During 2012, assets of the Tri-Tronics, Inc. 401(k) Savings Plan were transferred into the Plan in the amount of $3,254,904 and all employees of Tri-Tronics, Inc. became employees of Garmin International, Inc.

18

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

11. Subsequent Events

The Company monitors significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impact, if any, of events on the financial statements to be issued. All subsequent events of which the Company is aware were evaluated through the filing date of this Form 11-K.

Effective January 1, 2014 the Plan was amended as follows:

1)	Tri-Tronics, Inc. is no longer an adopting employer of the Plan.
2)	The service requirement for all contributions was changed to 60 days of service.
3)	To clarify that differential wage payments for employees on active military duty are compensation for plan purposes, and
4)	The definition of compensation was changed to also exclude referral bonuses, retention bonuses, and taxable long term disability premiums.

The Company is in the process of filing a Voluntary Correction Program (VCP) submission under the Employee Plans Compliance Resolution System (EPCRS) to correct errors in the plan document.  Included in the VCP submission the Plan will be retroactively amended effective January 1, 2009 to include an employer match on employee catch up contributions.

19

Supplementary Information

20

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(Held at End of Year)

December 31, 2013

EIN 48-1088407

Plan # 001

	Description	Number
	of	of Shares		Fair
Identity of Issuer	Investment	or Units	Cost (1)	Value

Garmin Ltd. Common Stock*	Company Stock	560,554.27		$25,892,002

Allianz NFJ Small Cap Value Index Fund	Mutual Fund	37,116.73		$1,305,396
Amer Beac Small Cap Val Inst Fund	Mutual Fund	98,800.77		$2,686,393
Columbia Acorn Fund	Mutual Fund	414,282.77		$15,461,033
JP Morgan International Value Fund	Mutual Fund	392,156.98		$6,019,610
Lazard Emerging Markets Portfolio Fund	Mutual Fund	326,524.10		$6,096,205
Neuberger Berman Real Estate Fund - Institutional Class	Mutual Fund	307,246.41		$3,886,667
Oakmark Equity and Income Fund	Mutual Fund	630,051.67		$20,571,187
Oppenheimer International Growth Fund	Mutual Fund	318,326.32		$12,147,332
PIMCO Total Return Institutional Fund	Mutual Fund	892,950.95		$9,545,646
T. Rowe Price Mid-Cap Value Fund*	Mutual Fund	383,255.42		$11,516,825
T. Rowe Price New Income Fund*	Mutual Fund	646,179.34		$6,009,468
T. Rowe Price Prime Reserve Fund*	Mutual Fund	7,376,592.67		$7,376,593
T. Rowe Price Retirement 2005 Fund*	Mutual Fund	11,595.61		$149,815
T. Rowe Price Retirement 2010 Fund*	Mutual Fund	160,619.22		$2,862,234
T. Rowe Price Retirement 2015 Fund*	Mutual Fund	77,886.06		$1,115,328
T. Rowe Price Retirement 2020 Fund*	Mutual Fund	1,063,984.73		$21,694,649
T. Rowe Price Retirement 2025 Fund*	Mutual Fund	405,971.97		$6,243,849
T. Rowe Price Retirement 2030 Fund*	Mutual Fund	1,683,147.20		$38,039,127
T. Rowe Price Retirement 2035 Fund*	Mutual Fund	316,774.76		$5,157,093
T. Rowe Price Retirement 2040 Fund*	Mutual Fund	3,267,529.22		$76,492,859
T. Rowe Price Retirement 2045 Fund*	Mutual Fund	359,400.50		$5,610,242
T. Rowe Price Retirement 2050 Fund*	Mutual Fund	528,028.58		$6,896,053
T. Rowe Price Retirement 2055 Fund*	Mutual Fund	297,047.80		$3,840,828
T. Rowe Price Retirement Income Fund*	Mutual Fund	74,830.57		$1,105,996
T. Rowe Price Small-Cap Value Fund*	Mutual Fund	138,087.44		$6,955,465
Van Kampen/Invesco Small Cap Growth	Mutual Fund	522,403.47		$6,383,770
Vanguard Institutional Index Fund	Mutual Fund	164,106.70		$27,779,983
Vanguard Mid Cap Index Signal Fund	Mutual Fund	165,950.12		$7,132,536
Vanguard Small Cap Index Signal Fund	Mutual Fund	136,256.97		$6,470,843
				$326,553,025

T. Rowe Price Stable Value Common Trust Fund*	Common Collective Trust	17,955,092.75		$18,209,570
T. Rowe Price Equity Income Trust*	Common Collective Trust	1,146,353.36		$18,456,289
T. Rowe Price Growth Stock Trust*	Common Collective Trust	1,146,423.41		$21,839,366
T. Rowe Price U.S. Mid-Cap Growth Equity Trust*	Common Collective Trust	1,081,646.55		$16,386,945
				$74,892,170

Self Directed Brokerage Accounts	Brokerage Accounts	10,977,422.14		$10,977,422
Participant Notes Receivable, interest rates from 3.75% to 8.75%, maturities through July 16, 2043*	Participant Notes Receivable	–		$4,797,170
				$443,111,789

(1) Cost information was omitted for Plan assets which are participant directed.

*Indicates party-in-interest to the Plan.

21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

By	/s/ Kevin Rauckman
Kevin Rauckman
Chief Financial Officer
Garmin International, Inc.

Dated: June 11, 2014

22